SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Nomination of Candidates to the Fiscal Council

Rio de Janeiro, April 6, 2026, Centrais Elétricas Brasileiras S.A. - Eletrobras (the "Company" or “AXIA Energia”), in continuation of the notice to shareholders dated March 13, 2026, hereby informs that the candidates nominated for membership on the Fiscal Council, listed below, have been reviewed and approved by the Company as to compliance with the eligibility requirements set forth in Brazilian Law No. 6,404/76, the Bylaws, and AXIA Energia's Policy on Nomination and Succession of Officers and Directors.

Candidates nominated by common and Class "C" preferred shareholders
Funds managed by SPX Gestão de Recursos Ltda. – SPX	Cátia Yuassa Tokoro - Alternate
Fundo de Investimento em Ações Dinâmica Energia and Banclass Fundo de Investimento em Ações, managed by Banco Clássico S.A. (“Banco Clássico”), together with Radar Master FIA, Maliko Investments LLC, Xingo FIA, Tucuruí FIA, Infrad Master FIA and Manuka Investments LLC, represented by their manager Radar Gestora de Recursos Ltda. – Radar (“Radar”)	Anderson Carlos Koch - Alternate

With respect to the candidate Mr. José Reinaldo Magalhães (effective member), nominated jointly by Banco Clássico and Radar, the Company informs that he currently holds a position as a member of the board of directors of CEMIG – Companhia Energética de Minas Gerais S.A. and TAESA - Transmissora Aliança de Energia Elétrica S.A., competing companies of the Company, with terms in office through their respective annual general meetings in 2026. Additionally, Mr. José Reinaldo Magalhães is a candidate for reelection to the board of directors of TAESA for a new one-year term.

Accordingly, pursuant to Article 28, Paragraph 3, item I, in conjunction with Article 49, Paragraph 5, both of the Bylaws, and further in compliance with Article 147, Paragraph 3, Item I, in conjunction with Article 162, Paragraph 2, of Brazilian Law No. 6,404/76, the Company informs that the eligibility of said candidate is contingent upon the granting, by the shareholders' meeting, of a waiver of the requirements set forth in Article 147, Paragraph 3, of Brazilian Law No. 6,404/76.

The shareholders responsible for the nomination justified it, noting that he is an experienced professional in the sector, with an unblemished reputation and recognized technical expertise. They further highlighted that, in their view, TAESA operates predominantly in the regulated electric power transmission segment, so that potential conflicts of interest would be manageable, and the nominee should adopt a posture before AXIA Energia's Fiscal Council of not accessing any information and not participating in any debate or decision involving the electric power transmission segment, for as long as the factual situation described above persists.

Eduardo Haiama

Vice President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 6, 2026

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.